ProDraft, LLC

1235 N. Loop West

Houston, Texas 77002

(713) 863-8450

April 29, 2002

A Time To Grow, Inc.

1240 Blalock Road, Ste. 170

Houston, Texas 77055

Re: Letter Agreement between A Time to Grow and Independent Analytics, Inc.

Dear Sirs:

This letter will serve as a memorandum of understanding related to a possible business combination between A Time To Grow, Inc. and Independent Analytics, Inc.  It is understood and agreed by the parties to this Agreement that a detailed, definitive agreement will be prepared for review that memorializes and further specifies the terms of this Agreement subject to the review and approval of all parties to this Agreement.  It is further understood that each party shall be allowed to conduct a complete due diligence review of the other’s corporate and financial records and that corporate approvals must be obtained from each party before this Agreement shall become binding.

ATG Shares Outstanding:

Prior to Closing, A Time To Grow will have no more than 3,280,000 shares issued and outstanding.

A Time To Grow will provide representations and warranties as to current SEC filings, trading status and undisclosed liabilities.

Acquisition shares:

A Time To Grow will reserve 26,300,000 shares of common stock for issuance in exchange for all of the issued and outstanding stock of Independent Analytics.

Shares Outstanding:

The shares outstanding following the closing shall be as follows:

A Time To Grow  shareholders:

3,280,000

ProDraft shareholders:                      26,300,000

Possible Investors

of new capital: up to

4,000,000

Total:

                      33,580,000

Closing:

If either party to this Agreement fails to complete its obligations under this Agreement or fails to Close by June 3, 2002, then this Agreement shall terminate and shall thereafter have no binding effect on either party.

If the terms as set forth above meet with your approval, please indicate your acceptance and approval below where indicated.

Sincerely,

ProDraft, LLC

__//s// Bert Wollen___________

Bert Wollen, Chairman

A Time To Grow, Inc.

By //s// Jonathan Gilchrist____